AM 3/18/2002

TC 315



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 01 2002
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GMR & Company Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3631 Route 22 East
(No. and Street)

Somerville	NJ	08876
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy J. Johnson (815) 493- 1065
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weeks Holderbaum HUber & DeGraw, LLP
(Name — *if individual, state last, first, middle name*)

1011 Route 22 West, Suite 100	Bridgewater,	NJ	08807
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

80

OATH OR AFFIRMATION

I, Gerard Russomagno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMR & Company Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____



Signature

President

Title



Notary Public

EDWINA M. WONG
NOTARY PUBLIC
MY COMMISSION EXPIRES
OCTOBER 6, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMR & COMPANY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2001

GMR & COMPANY SECURITIES, LLC
TABLE OF CONTENTS

WEEKS
HOLDERBAUM
HUBER &
DeGRAW, LLP
Certified Public Accountants

MEMBERS OF:

The American Institute of Certified Public Accountants

Alliance for CPA Firms and the SEC Practice Section

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
GMR & Company Securities, LLC
Bridgewater, New Jersey

We have audited the accompanying statement of financial condition of GMR & Company Securities, LLC as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of GMR & Company Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Weeks Holderbaum Huber & DeGraw, LLP

February 14, 2002

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: WHHD@WHHDCPA.com

GMR & COMPANY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash	$	1,187
Deposit with clearing organization		25,609
Property and equipment, at cost, less accumulated depreciation of $12,467		270
Non-marketable securities		3,300
TOTAL ASSETS	$	30,366

LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses	$	16,221
Due to clearing organization		1,201
Total Liabilities		17,422
Member's Equity		12,944
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,366

The Accompanying Notes are an Integral Part of these Financial Statements

Note 1 - Business and Summary of Significant Accounting Policies

The Company

GMR & Company Securities, LLC (the "Company") is a limited liability company formed under the laws of the State of New Jersey on September 2, 1998 for the purpose of doing business as a fully disclosed broker/dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method based on the following estimated useful lives of the assets.

Classification	Estimated Life (Years)
Computer equipment	3
Leasehold improvements	40

Income Taxes

The Company is a single member limited liability Company and as such is treated as a disregarded entity for tax purposes. Accordingly, profits and losses of the Company are passed through and reported on the sole owner's individual tax return. As a result, no provision for income taxes is reflected in these financial statements.

Note 2 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $25,000 with its clearing broker. The deposit bears interest at prevailing rates, which was approximately 1.5% at December 31, 2001.

Note 3 - Property and Equipment

Property and equipment, at cost, consisted of the following at December 31, 2001:

Office furniture and equipment	$ 9,187
Leasehold improvements	3,550
Total	12,737
Less: Accumulated Depreciation	(12,467)
Property and Equipment - Net	$ 270

Depreciation expense charged to operations amounted to $6,296 for the year ended December 31, 2001.

Note 4 – Nonmarketable Securities

At December 31, 2001, securities not readily marketable consist of 300 shares of The NASDAQ Stock Market, Inc. and are valued at fair value as determined by management.

Note 5 - Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $9,374 and $5,000, respectively. The Company's net capital ratio was 1.86 to 1.

Note 6 - Related Party Transactions

The Company occupies office space on a rent-free basis from GMR Capital, LLC, a limited liability company affiliated by common ownership. In addition, GMR Capital, LLC has agreed to pay all salaries and overhead of the Company on an ongoing basis.

Note 7 - Contingency

At December 31, 2001, the Company is the subject of an ongoing NASD investigation regarding technical violations of net capital. Although the ultimate outcome of the investigation cannot be determined at this time, the Company believes that it is in compliance and is vigorously defending its position. As of December 31, 2001, the NASD has not assessed any fines or penalties relating to this matter.

WEEKS
HOLDERBAUM
HUBER &
DEGRAW, LLP

Certified Public Accountants

MEMBERS OF:

The American Institute of Certified Public Accountants

Alliance for CPA Firms and the SEC Practice Section

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
GMR & Company Securities, LLC
Bridgewater, New Jersey

In planning and performing our audit of the statement of financial condition of GMR & Company Securities, LLC for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by GMR & Company Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1), making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above,

1011 U.S. Highway 22, Suite 100 • Bridgewater • New Jersey 08807
Phone: (908) 725-9900 • Fax: (908) 725-9905 • Email: WHHD@WHHDCPA.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

errors or irregularities may occur and not be detected. Also, projection of any practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

February 14, 2002

Weeks Holdenbaum Huber & DeGhaw, LLP